Exhibit 4.12

SEVENTH AMENDMENT

TO THE

CARDINAL HEALTH 401(K) SAVINGS PLAN

(As amended and restated effective January 1, 2006)

Background Information

A. Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”), for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B. Section 12.02 of the Plan permits the amendment of the Plan at any time.

C. The Cardinal Health, Inc. Financial Benefit Plans Committee (the “Committee”) is authorized to approve the amendment of the Plan and documents related to the Plan’s administration.

D. The Committee desires to amend the Plan to exclude CareFusion Corporation (“CareFusion) and its subsidiaries from the definition of “Employer”, effective as of August 31, 2009, the first day of the payroll period during which such employees will cease to be eligible for participation in the Plan as a result of the spin-off of CareFusion and its subsidiaries from Cardinal Health as of 11:59 p.m. on said date.

Amendment of the Cardinal Health 401(k) Savings Plan

The Plan is hereby amended as set forth below, effective as of August 31, 2009.

1. A new sentence is hereby added to the end of Section 1.16 of the Plan to read as follows:

“Notwithstanding the foregoing, CareFusion Corporation and its subsidiaries shall cease to be classified as Employers under the terms of the Plan, effective as of August 31, 2009, one day prior to the day that CareFusion Corporation and its subsidiaries shall cease to be classified as Related Employers under the terms of the Plan.”

2. All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.

By:	/s/ Monica Foster

Its:	VP Benefits

Date:	8/20/09